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                                           Filed by New North Penn Bancorp, Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                                filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                       Subject Company: North Penn Bancorp, Inc.
                                                  Commission File No.: 000-51234



For Immediate Release

Contact:   Frederick L. Hickman, President and CEO
           (570) 344-6113


                            NORTH PENN BANCORP, INC.
              TO COMMENCE SECOND STEP CONVERSION AND STOCK OFFERING

AUGUST 16, 2007, SCRANTON, PA - North Penn Bancorp, Inc. (OTCBB: NPEN) announced today that New North Penn Bancorp, Inc., the proposed holding company for North Penn Bank, and North Penn Mutual Holding Company have received conditional approval from the Office of Thrift Supervision to commence the second step conversion and stock offering. North Penn Bancorp also announced today that the registration statement relating to the sale of common stock of New North Penn Bancorp has been declared effective by the Securities and Exchange Commission.

New North Penn Bancorp is offering for sale between 850,000 and 1,150,000 shares of common stock (subject to a 15% increase to up to 1,322,500 shares) at a purchase price of $10.00 per share. The shares of common stock to be offered by New North Penn Bancorp represent approximately 53.7% of North Penn Bancorp's common stock that is currently owned by North Penn Mutual Holding Company.

New North Penn Bancorp will offer shares of its common stock in a subscription offering first to depositors of North Penn Bank with a qualifying deposit as of December 31, 2005, second to the Bank's tax-qualified employee benefit plans, third to depositors of North Penn Bank with a qualifying deposit as of June 30, 2007 and finally to depositors of North Penn Bank as of July 31, 2007. In addition, New North Penn Bancorp expects to offer any shares of common stock that are not subscribed for in the subscription offering to members of the general public, with preference given first to persons residing in the counties in which North Penn Bank maintains an office and then to shareholders of North Penn Bancorp as of July 31, 2007.

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North Penn Bank will establish a Stock Information Center, which will open on
August 21, 2007. Offering materials are available by contacting the Stock Information Center at (800) 210-1643. Hours of operation will be from 10:00 a.m. to 4:00 p.m., Monday through Friday, except for bank holidays.

At the conclusion of the conversion and offering, shareholders of North Penn Bancorp other than the North Penn Mutual Holding Company will receive shares of common stock of New North Penn Bancorp pursuant to an "exchange ratio" designed to preserve their aggregate percentage ownership interest. The exchange ratio will depend on the number of shares sold in the offering and will range from
1.0920 shares at the minimum of the offering range to 1.4774 shares at the maximum of the offering range (subject to increase to up to 1.6990 shares at the adjusted maximum of the offering range). At the conclusion of the conversion and offering, New North Penn Bancorp will be 100% owned by public shareholders and will be renamed "North Penn Bancorp, Inc."

The second step conversion must be approved by a majority of the depositor votes eligible to be cast at a special meeting of depositors, to be held on September 26, 2007. Depositors of North Penn Bank as of the close of business on July 31, 2007 will be entitled to vote at the special meeting. Offering and proxy materials will be mailed to depositors of North Penn Bank on or about August 20, 2007.

Holders of at least two thirds of the outstanding shares of common stock of North Penn Bancorp and holders of the majority of the outstanding shares of the common stock of North Penn Bancorp other than the shares held by North Penn Mutual Holding Company as of July 31, 2007 must also approve the second step conversion at a special meeting of shareholders, also to be held on September 26, 2007. Proxy materials will be mailed to shareholders of North Penn Bancorp on or about August 20, 2007.

Completion of the conversion and offering is subject to, among other things, the receipt of final regulatory approvals.

Stifel, Nicolaus & Company, Incorporated is assisting New North Penn Bancorp in selling its common stock in the offering on a best efforts basis.

North Penn Bank is headquartered in Scranton, Pennsylvania and operates through five banking offices in Scranton, Stroudsburg, Clarks Summit and Effort, Pennsylvania.

This press release contains certain forward-looking statements about the conversion and offering. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could," or "may." Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion and offering, difficulties in selling the common stock or in selling the common stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which North Penn Bancorp and North Penn Bank are engaged.


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A registration statement relating to these securities has been filed with the
United States Securities and Exchange Commission. This press release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer will be made only by means of the written prospectus forming part of the registration statement (and, in the case of the subscription offering, an accompanying stock order form).

New North Penn Bancorp has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission. Shareholders of North Penn Bancorp are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the SEC by New North Penn Bancorp free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by New North Bancorp are available free of charge from the Corporate Secretary of New North Penn Bancorp at 216 Adams Avenue, Scranton, Pennsylvania 18503, telephone (570) 344-6113. The directors, executive officers, and certain other members of management and employees of North Penn Bancorp are participants in the solicitation of proxies in favor of the conversion from the shareholders of North Penn Bancorp. Information about the directors and executive officers of North Penn Bancorp is included in the proxy statement/prospectus filed with the SEC.

The shares of common stock of New North Penn Bancorp are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.


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